SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated June 29, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Centers for Medicare and Medicaid Services awards US$14.5 million payment reconciliation contract to CGI-AMS

Fairfax, Virginia, June 29, 2005 -  CGI-AMS Inc., the wholly-owned U.S. operating subsidiary CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB), today announced that it won a US$14.5 million contract with the Centers for Medicare & Medicaid Services (CMS) to be the prime contractor to develop and support its Payment Reconciliation System (PRS). CMS is the federal agency within the U.S. Department of Health and Human Services (HHS) responsible for the Medicare, Medicaid and the State Children’s Health Insurance Program (SCHIP) programs.

The PRS addresses one of several system requirements of Medicare’s prescription drug program, which was enacted into law as part of the Medicare Modernization Act of 2003 (MMA). The Medicare prescription drug benefit provides all 41 million Medicare beneficiaries with access to prescription drug coverage through either a PPO-style Medicare Part C plan, known as Medicare Advantage (MA-PDs), or stand-alone drug coverage through new Medicare Part D Prescription Drug Plans (PDPs). The PRS is a three and a half year phased project that will help the agency provide timely and accurate payments to MA-PDs and PDPs. Under the MMA, beneficiaries may elect to pay for prescription drug coverage by having the premium withheld from their Social Security Administration (SSA) check or Railroad Retirement Board (RRB) check. The first phase of the project, scheduled to rollout in February 2006, will track and reconcile the beneficiary premiums withheld by SSA and RRB with payments made to the prescription drug plans.

“CGI-AMS is excited to expand our seven year partnership with CMS by continuing to provide technology solutions that improve the efficiency and integrity of Medicare programs. We look forward to helping CMS develop a system that ensures prescription drug coverage for all eligible Medicare beneficiaries,” said Ed Nadworny, senior vice-president and director of the federal group for CGI-AMS.

Since 1998, CGI-AMS has successfully worked on over 18 IT projects for the U.S. Department of Health and Human Services. Many of its current engagements with CMS support benefits enacted into law as part of the MMA legislation. For example, the Health Plan Management System is used by MA-PDs and PDPs to submit their bids to CMS. In addition, the Medicare Appeals System serves one new class of Medicare contractors called Qualified Independent Contractors that focus specifically on the Medicare appeals process. Finally, CGI-AMS supports medicare.gov, which is tasked with communicating information about all aspects of the MMA to Medicare beneficiaries and other stakeholders.

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.0 billion) and at March 31, 2005, CGI’s order backlog was CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the

NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor relations

Jane Watson, vice-president, investor relations

(416) 945-3616

Ronald White, director, investor relations

(514) 841-3230

Media relations

Eileen Murphy, director, media relations

(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: June 29, 2005	By /s/ Paule Doré

Name: Paule Doré
Title:   Executive Vice-President
            and Chief Corporate Officer
            and Secretary